DAVY KARKASON, ESQ.
FOUNDER & ATTORNEY AT LAW

Transnational Matters, PLLC
[redacted]

February 8, 2024

Hon. Kamina Johnson Smith
Ministry of Foreign Affairs and Foreign Trade
[redacted]
Kingston, Jamaica

Subject: Request for Negotiation under the Bilateral Investment Treaty between the United States and Jamaica

Dear Hon. Kamina Johnson Smith:

I am writing on behalf of Music Licensing Inc., a company incorporated and operating under the laws of the United States of America, with respect to our investments in the Jamaican Stock Exchange. We seek to initiate a dialogue and negotiation under the provisions of the Bilateral Investment Treaty (BIT) between the United States and Jamaica, aiming to resolve issues stemming from the lack of state responsibility and failure to protect our investment in Jamaica.

Music Licensing Inc. has been an active foreign investor in Jamaica's music and entertainment sector, contributing significantly to the local economy and cultural

exchange. Despite our commitment and adherence to Jamaica's laws and regulations, we have encountered substantial challenges directly attributable to actions and omissions by various governmental entities in Jamaica. These challenges have led to significant monetary damages to our investments, primarily due to the government's negligence in providing the necessary protection against harms that a foreign investor should not reasonably anticipate.

The difficulties we have faced include, but are not limited to, arbitrary changes in regulatory frameworks without prior notice, lack of enforcement of existing regulations against local entities infringing on our rights, and direct interference in our business operations. These actions contravene the commitments Jamaica has made under United States and Jamaica BIT, specifically regarding the fair and equitable treatment of foreign investments and the obligation to provide full protection and security.

In light of the above, we respectfully request the initiation of consultations and negotiations with the aim of reaching an amicable resolution to our dispute, as outlined in Article VI of the United States and Jamaica BIT. We believe that through constructive dialogue, we can address the concerns of Music Licensing Inc. while fostering a positive investment climate between our two nations.

We are prepared to provide further details on our claims, including evidence of the damages incurred and suggestions for possible resolutions. We are also open to discussing any proposals from the Jamaican government that would address our concerns and lead to a mutually beneficial outcome.

Please let us know your availability for a meeting to discuss this matter further. We are willing to meet at a location and time that is convenient for the Jamaican authorities. Our aim is to resolve this matter in a manner that is fair and equitable for both parties, in accordance with the principles and procedures established by the United States- Jamaica BIT.

We look forward to your prompt response and hope to engage in constructive negotiations at the earliest convenience.

Regards,

Davy Karkason Esq
Founding Attorney
On Behalf of *Music Licensing Inc.*